NSAR ITEM 77C


Van Kampen American Capital Global Managed Assets Fund


(a) Special Meetings of Shareholders were held on March 14, 1996 and October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Global Managed Assets Fund (the "Fund") included:

        None


(c)     The following was voted on at the March 14, 1996 meeting:


        1) Approval of a New Investment Sub-Advisory Agreement between Van Kampen American Capital Asset Management, Inc. and John Govett & Co. Limited

                For     1,768,874               Against     10,413


        The following were voted on at the October 25, 1996 meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     1,593,488               Against     14,574


        2) Approval of an Interim Investment Sub-Advisory Agreement with Morgan Stanley Asset Management, Inc. and the Fund.

               For     1,593,287               Against     15,343


        3) Approval of an Interim Investment Sub-Advisory Agreement with John Govett & Co. Limited and the Fund.

               For     1,588,770               Against     20,143


        6) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     1,362,302               Against     17,386


        7) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For     1,595,568               Against     16,206